Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended September 30, 2013	Nine months ended September 30, 2013
Income available to common stockholders	$2,012	$6,715

Weighted average common shares outstanding	8,365	8,419

Basic earnings per share	$0.24	$0.80

Income for diluted earnings per share	$2,012	$6,715

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,368	8,423

Diluted earnings per share	$0.24	$0.80

__________

(1) All related to outstanding stock options.

55